Filed Pursuant to Rule 433
Registration Nos. #333-158164
HCC Insurance Holdings, Inc.
Final Term Sheet
$300,000,000 6.300% Senior Notes due 2019
Dated November 10, 2009

Issuer:	HCC Insurance Holdings, Inc.
Security Type:	Senior Unsecured Fixed Rate Notes
Principal Amount:	$300,000,000
Maturity Date:	November 15, 2019
Ratings (Moody’s/ S&P / Fitch)*:	Baa1/ A / A (stable/ stable/ stable)
Pricing Date:	November 10, 2009
Settlement Date:	November 16, 2009 (T+3)
Benchmark Treasury:	3.625% US Treasury due 08/2019
Benchmark Treasury Yield:	3.495%
Benchmark Treasury Price:	101-02
Spread to Benchmark Treasury:	+287.5 basis points
Re-Offer Yield:	6.370%
Coupon:	6.300%
Price to Public:	99.488% of principal amount
Interest Payment Dates:	Semiannually on May 15 and November 15, commencing May 15, 2010
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 50 basis points
CUSIP / ISIN:	404132 AH5/ US404132AH55
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wells Fargo Securities, LLC
Co-managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. KeyBanc Capital Markets Inc. RBS Securities Inc.

*	A credit rating is not a recommendation to buy, sell or hold the securities and may be subject to revision or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the notes does not enhance, affect or address the likely performance of the notes other than the ability of the issuer to meet its obligations.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling toll-free 1-800-294-1322 at Banc of America Securities LLC, 1-212-834-4533 at J.P. Morgan Securities Inc. or 1-800-326-5897 at Wells Fargo Securities, LLC.